

August 2, 2013

Via E-mail
Debra A. Hess
Chief Financial Officer
Northstar Realty Finance Corp
399 Park Avenue, 18th Floor
New York, New York 10022

      Re: Northstar Realty Finance Corp
            Form 10-K for the year ended December 31, 2012
            Filed on February 19, 2013
            File No. 001-32330

Dear Ms. Hess:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Consolidated Statements of Operations, page 132

1. We note the majority of your interest expense is classified within other interest expense. Based on the nature and use of the related financing arrangements discussed in Note 9, please tell us the process management uses to determine the interest expense that should be allocated to your net interest income metric. Clarify how that process appropriately identifies the interest expense that is directly related to financing the investments that are earning interest income within your net interest income line item.

Consolidated Statements of Cash Flows, page 135

2. We note cash flows used in investing activities relating to originations and acquisitions of real estate debt investments are presented on a combined basis. Please separately disclose this information in future filings.

2. Summary of Significant Accounting Policies, page 136

Real Estate Debt Investments, page 141

3. We note your disclosure that loans acquired at a discount with deteriorated credit quality are accreted to expected recovery. Please clarify if the company holds such loans and if so how the company considered the disclosure requirements in ASC Topic 310-30-50.

Real Estate Securities, page 142

4. Please expand your disclosure to specify under which circumstances changes to expected cash flows resulting in a change to yield should be applied on a prospective or retrospective basis.

Credit Losses and Impairment on Investments

Real Estate Securities, page 143

5. For CRE securities in which the fair value option is not elected, it appears you are evaluating them for OTTI quarterly based on the guidance in ASC 320-10. Please tell us and expand your disclosures to tell us how your securities meet the criteria to be accounted for under ASC 320-10 versus ASC 325-40 or ASC 310-30.

4. Fair Value, page 150

Real Estate Securities, page 151

6. We note you use third party pricing services to price your securities. Please tell us and revise MD&A disclosures in future filings to address the following areas:

    ▪ The number of prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the ultimate value you use within your financial statements.
    ▪ Describe any procedures you perform to validate the prices you obtain to ensure the fair value determination and its categorization within the fair value hierarchy is consistent with Topic 820 of the Accounting Standards Codification.

5. Operating Real Estate, page 160

7. You indicate that you contributed $81.1 million for an 85% interest in the newly formed MH Joint Venture that you are consolidating based on the voting interest model. Given the disclosed value of the investment, please clarify how your cash contribution represented an 85% interest and describe the ownership structure of the joint venture.

8. We note in connection with certain debt investments that you have taken title to the underlying properties. In future periodic reports, please consider including a rollforward of other real estate owned indicating the beginning balance, additions, capital expenditures, valuation adjustments and dispositions to arrive at the ending balance.

6. Real Estate Securities, Available for Sale, page 164

9. In future periodic reports, please disclose the cumulative unrealized gains and losses separately instead of on a net basis.

7. Real Estate Debt Investments, page 166

Troubled Debt Restructurings, page 173

10. Please confirm, if any, the amount of the write–down related to the CRE debt investments that were modified and considered a TDR for the years presented. Refer to ASC Topic 310-40-50-4 and include this disclosure in future filings.

9. Borrowings, page 177

Northstar CMBS Financing Transaction, page 178

11. With regard to the NorthStar CMBS Financing Transaction, you disclose that you anticipate generating an approximate 20% yield from your invested equity inclusive of fees and estimated transaction expenses. We also note that you do not consider the NorthStar CMBS Financing Transaction and the Securitization JV to be VIEs. Please tell us and expand your disclosure in future filings to address how you evaluated the interests contributed, the retained interests and the fees in determining whether these represented variable interests and how you arrived at the conclusion that you were within the scope of the voting interest model.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Consolidated Statements of Operations, page 6

12. To the extent your commission income is related to your sponsored entities, please advise why you have not indicated the related party nature of this income on the face of your financial statements.

4. Fair Value, page 19

Fair Value Option, page 25

13. Tell us and clarify in future filings why you believe the fair value option is a more useful presentation of the PE Fund JV and clarify how this investment is reflected in your fair value disclosures. In addition, if you used NAV as a basis for the fair value recorded in your financial statements, advise us how you considered the guidance in ASC 820-10-35-54B and ASC 820-10-35-59 through 35-62.

8. Investments in and Advances to Unconsolidated Ventures, page 40

14. Please tell us how you considered the disclosure guidance in Rule 10-01(b)(1) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Available for Distribution, page 95

15. Please provide your basis for presenting cash available for distribution per share. The description regarding the use of CAD by management and the adjustments appear to be more akin to a liquidity measure. Reference is made to Question 102.05 of the Commission's Compliance and Disclosure Interpretations on Non-GAAP Measures.

16. You have made adjustments to account for certain timing differences. Tell us how you derived the amounts and expand further why these adjustments are used in evaluating CAD.

17. We note that for the purposes of CAD, realized discounts on CDO bonds are assumed to equal annual amortization of total expected cash discount over a 5.7 year weighted average remaining life. Tell us how this compares to the actual results in your financial statements. To the extent you are adjusting to include or exclude amounts that are not derived from the financial statements, it is not clear how you can reconcile this measure under Item 10(e) of Regulation S-K. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3413 if you have questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant